SIMKINS BROTHERS' SWEETS, LLC
d/b/a
NATURAL WAY FOOD GROUP

FIRST AMENDED AND RESTATED OPERATING AGREEMENT

Amended and Restated Effective
January 11, 2021

THE UNITS REFERENCED HEREIN HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THESE SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER, OR THE SUBMISSION TO THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER. ADDITIONALLY, ANY SALE OR OTHER TRANSFER OF UNITS IS SUBJECT TO CERTAIN RESTRICTIONS THAT ARE SET FORTH IN THIS OPERATING AGREEMENT.

SIMKINS BROTHERS' SWEETS, LLC
FIRST AMENDED AND RESTATED OPERATING AGREEMENT

This First Amended and Restated Operating Agreement (this "Agreement") is entered as of January 11, 2021 (the "Effective Date"), by and among Simkins Brothers' Sweets, LLC (the "Company") and the persons identified as the Members on Schedule A attached hereto (such persons and their respective successors being hereinafter referred to individually as a "Member", or collectively as the "Members"), as such Schedule may hereinafter be amended.

WHEREAS, pursuant to the terms of that certain Series A Preferred Unit Purchase Agreement (the "Purchase Agreement") dated as of the date hereof, by and between the Company and certain investors purchasing the Series A Preferred Units (the "Investor(s)"), the Investors are acquiring up to 11,363.64 Series A Preferred Units constituting approximately 33.33% of the fully diluted capitalization of the Company;

WHEREAS, the Company and certain of the Members previously entered into the Operating Agreement of the Company, dated as of March 13, 2017 (the "Previous Operating Agreement"); and

WHEREAS, the Members of the Company under the Previous Operating Agreement and the Company desire to amend and restate the Previous Operating Agreement in its entirety by entering into this Agreement, to provide for, among other things, the issuance of the Series A Preferred Units, the governance of the Company, the conduct of the business and affairs of the Company, and to specify the relative rights and obligations of the Members.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto (the "Parties"), intending to be legally bound, hereby amend and restate the Previous Operating Agreement in its entirety as follows:

ARTICLE 1
DEFINITIONS AND ORGANIZATION AND POWERS

1.01 DEFINITIONS. Terms not otherwise defined herein shall have the following meanings:

(a) "Action" shall mean any action, claim, complaint, petition, investigation, inquiry, suit or other proceeding, whether administrative, civil or criminal, in Law or in equity, or before any arbitrator or Governmental Authority.

(b) "Adjusted Capital Account" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Taxable Year after giving effect to the following adjustments: (a) credit to such Capital Account of any amounts that (i) such Member is obligated to contribute to the Company upon liquidation of such Member's Interest and (ii) such Member is obligated to restore or deemed to be obligated to restore pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (b) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1 (b)(2)(ii)(d)(4), (5) and (6). This definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and will be interpreted consistently therewith.

(c) "Affiliate" shall mean any of the following: (a) any "affiliate" as defined under

Rule 12b-2 of the Securities Exchange Act of 1934, as amended, (b) any individual or entity who directly or indirectly controls, is controlled by or is under common control with the specified individual or entity or is a family member, employee or more than twenty percent (20%) equity holder of such specified individual or entity, (c) in the case of the Investor, any limited partners of TPI Natural Way Food Group, LP or its Affiliates; and (d) any pair of entities or an individual and an entity in which one of the two parties (in such pair) owns, directly or indirectly, at least twenty percent (20%) of the outstanding equity interests of the other party.

(d) "Budget Act" means Title XI of the Bipartisan Budget Act of 2015, Public Law No: 114-74 (2015) and any Regulations promulgated thereunder.

(e) "Code" means the Internal Revenue Code of 1986, as amended.

(f) "Confidential Information" shall mean all proprietary or confidential property, information or knowledge of, about or created by the Company Entities including without limitation: (a) financial information, forecasts, budgets, marketing information, research and development, expansion plans, management policies and methods of operation; (b) information concerning salaries or wages paid to, the work records of and other personnel information relative to employees; (c) confidential information of other Persons; (d) technical data specifications, programs, documentation and analyses; (e) all intellectual property (whether owned or licensed), including all source code within any such intellectual property; (f) recipes, cooking processes, formulas, or ingredient lists related to the Company's products or proposed products; or (g) trade secrets.

(g) "Common Member" means a Member holding Common Units.

(h) "Common Units" means the Common Units of the Company.

(i) "Common Unreturned Contributions" means, with respect to each Common Unit, as of the date of determination, the Capital Contribution (as set forth in Schedule A) of a Member (and such Member's predecessors in interest) with respect to such Common Unit less aggregate distributions to such Member pursuant to Section 8.01(a)(iii) and Section 8.02 in respect of such Common Unit from the applicable date of issuance until the applicable date of determination.

(j) "Company Entities" means the Company and any direct and indirect Subsidiaries (each a "Company Entity").

(k) "Company Minimum Gain" has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase "partnership minimum gain."

(l) "Consolidated" means the consolidation in accordance with GAAP of the accounts or other items as to which such term applies.

(m) "Converted Corporation" means the corporation, if any, which succeeds the Company pursuant to the application of Section 2.05.

(n) "Depreciation" means, for each Taxable Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Taxable Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Taxable Year, Depreciation will be an amount which bears the same ratio

to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Taxable Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Taxable Year is zero, Depreciation will be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

(o) "GAAP" shall mean generally accepted accounting principles as promulgated by the Financial Accounting Standards Board or any other governing body or boards having jurisdiction, authority or responsibility for promulgating accounting standards in the United States, as in effect from time to time. Except as otherwise expressly stated in this Agreement, all references to GAAP shall be deemed to mean GAAP as consistently applied.

(p) "Governmental Authority" means (i) any federal, state, province, local, municipal, tribal, foreign or other government, (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or regulatory organization and any court or other tribunal), (iii) anyone exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal, (iv) any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any federal, state, province, local, municipal or foreign government or other political subdivision or otherwise, or any officer or official thereof with requisite authority, and (v) any accreditation or self-regulatory body or securities or other exchange or clearing system.

(q) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company will be the fair market value of such asset as determined by the Board at the time it is accepted by the Company, unreduced by any liability secured by such asset, as determined by the Board.

(ii) The Gross Asset Values of all Company assets will be adjusted to equal their respective fair market values, unreduced by any liabilities secured by such assets, as determined by the Board as of the following times, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative equity interests of the Members in the Company: (i) the acquisition of additional Units by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for Units; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (iv) the grant of an equity interest in the Company (other than a de minimis interest), including without limitation a grant of Units intended to be "profits interests" for U.S. federal income tax purposes, as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member of the Company; and (v) at such other times at the Board shall reasonably determine necessary or advisable in order to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2.

(iii) The Gross Asset Value of any asset of the Company distributed to any Member will be adjusted to equal the fair market value of such asset, unreduced by any liability secured by such asset, on the date of distribution as determined by the Board.

(iv) The Gross Asset Value of the Company assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and paragraph (f) of the definition of "Net Profit" and "Net Loss".

(v) If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraph (i), (ii) or (iv) of this definition, such Gross Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profit and Net Loss.

(r) "Indemnification Expenses" means all expenses, including attorneys' fees and disbursements, actually and reasonably incurred in defense of a proceeding or in seeking indemnification under Article 5, and except for proceedings by or in the right of the Company or alleging that an Indemnified Party received an improper personal benefit, any judgments, awards, fines, penalties and reasonable amounts paid in settlement of a proceeding.

(s) "Indemnified Party" includes (i) a person serving as an Officer of the Company or in a similar executive capacity appointed by the Board and exercising rights and duties delegated by the Board, (ii) a person serving at the request of the Company as a Manager, director Officer, employee or other agent of another organization, (iii) any person who formerly served in any of the foregoing capacities, (iv) the Managers, and (v) any officers, directors, trustees, shareholders, members, managers, beneficiaries, partners, employees, representatives, agents or Affiliates of any of the foregoing.

(t) "Liquidation Event" has the meaning set forth in Section 8.02.

(u) "Majority Interest" means the Members holding a majority of the then outstanding Units, voting together as a single class.

(v) "Member Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" set forth in Treasury Regulations Section 1.704-2(i)(2).

(w) "Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" set forth in Regulations Section 1.704-2(b)(4).

(x) "Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" set forth in Regulations Section 1.704-2(i)(1) and (i)(2).

(x) "Net Profit" or "Net Loss" means, for any Taxable Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(l) of the Code will be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss will be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations and not otherwise taken into account in computing Net

Profit or Net Loss will be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (ii) or (iii) of the definition of "Gross Asset Value," the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profit or Net Loss;

(iv) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation with respect to each asset of the Company for such Taxable Year, computed in accordance with the definition of "Depreciation" above;

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Interest, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and will be taken into account for purposes of computing Net Profit or Net Loss; and

(vii) Notwithstanding any other provision of this definition of Net Profit and Net Loss, any items that are specially allocated pursuant to Section 8.06 hereof shall not be taken into account in computing Net Profit or Net Loss. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 8.06 hereof shall be determined by applying rules analogous to those set forth in this definition of Net Profit and Net Loss.

(y) "Nonrecourse Deductions" has the meaning as set forth in Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

(z) "Person" means an individual, a corporation, a partnership, a joint venture, a trust, an unincorporated organization, a limited liability company, a government and any agency or political subdivision thereof.

(aa) "Proposed Sale Event" means the sale to an independent third party or affiliated group of independent third parties pursuant to which such party or parties will acquire (x) more than sixty-seven percent (67%) of the outstanding Units (whether such acquisition is effected by merger, consolidation, recapitalization, sale or transfer of the Company's interests or any similar transaction) or (y) all or substantially all of the assets of the Company and its Subsidiaries taken as a whole.

(bb) "QPO" means the Company's (or that of the Converted Corporation) first underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offering and sale of Units or common stock in the Converted Corporation with respect to which the Company or the Converted Corporation receives aggregate net proceeds attributable to sales for the account of the Company or the Converted Corporation (prior to deduction of underwriting commissions

and expenses) of not less than $30,000,000.

(cc) "Series A Member" means any Member holding Series A Preferred Units.

(dd) "Series A Preferred Units" means the Series A Preferred Units of the Company.

(ee) "Series A Majority Interest" means the Members holding a majority of the then outstanding Series A Preferred Units.

(ff) "Series A Unreturned Contributions" means, with respect to each Series A Preferred Unit, as of the date of determination, the Capital Contribution (as set forth in Schedule A) of a Member (and such Member's predecessors in interest) with respect to such Series A Preferred Unit less aggregate distributions to such Member pursuant to Section 8.01(a)(ii) and Section 8.02 in respect of such Series A Preferred Unit from the applicable date of issuance until the applicable date of determination.

(gg) "Series A Unpaid Preferred Return" means, with respect to each Series A Preferred Unit for any period, an amount equal to six percent (6%) per annum (accruing daily but not compounding) on the Series A Unreturned Contributions and any Series A Unpaid Preferred Return relating to such Series A Preferred Unit that has been deferred and remains unpaid on any scheduled quarterly payment date, less aggregate distributions to each such Member pursuant to Section 8.01(a)(i) and Section 8.02.

(hh) "Subsidiary" or "Subsidiaries" means any corporation, partnership, joint venture, limited liability company, or other entity in which the Company either, directly or indirectly, owns equity interests or is a partner.

(ii) "Tax" and "Taxes" shall mean all taxes, charges, fees, levies, imposts, customs duties or other assessments imposed by and required to be paid to any Governmental Authority including any federal, state, municipal, local or foreign taxing authority, including, without limitation, income, excise, real and personal property, sales, transfer, import, export, ad valorem, payroll, use, goods and services, value added, capital, capital gains, alternative, net worth, profits, withholding, employer health and franchise taxes (including any interest, penalties, fines or additions attributable to or imposed on or with respect to any such assessment) and any similar charges in the nature of a tax including, unemployment and employment insurance payments and workers compensation premiums, together with any installments with respect thereto and any estimated payments or estimated taxes and whether disputed or not.

(jj) "Taxable Year" means (i) the period commencing on the Effective Date and ending on December 31, 2020, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31 of each subsequent year, or (iii) any portion of the period described in clauses (i) or (ii) for which the Company is required to allocate Net Profits, Net Losses, and other items of Company income, gain, loss, or deduction pursuant to this Agreement.

(kk) "TPI Natural Way" means TPI Natural Way Food Group, LP, a Texas limited partnership.

(ll) "Transfer" means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of a security, any interest or rights in a security, or any rights under this Agreement. "Transferred" means the accomplishment of a Transfer, and "Transferee" means the recipient of a Transfer.

(mm) "Treasury Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

(nn) "Units" means, collectively, the Common Units and the Series A Preferred Units.

1.02 ORGANIZATION. Simkins Brothers' Sweets, LLC, an Arkansas limited liability company, was formed on March 13, 2017 by the filing Articles of Organization (as the same may be amended, the "Articles") with the Arkansas Secretary of State pursuant to the Arkansas Small Business Entity Tax Pass Through Act, Act 1003 of 1993 of the Arkansas General Assembly, codified as Arkansas Code Annotated § 4-32-101, et seq. (as amended from time to time, the "Act"). The registered agent and registered office of the Company is Austin Simkins, 6279 W. Wedington Drive, Fayetteville, AR 72704. Subject to the other provisions of this Agreement, the Articles may be restated by an Executive Officer at the direction of the Board.

1.03 PURPOSES AND POWERS. The Company is authorized to engage in any lawful business, purpose or activity permitted by the Act, and possesses and may exercise all of the powers and privileges granted by the Act, including without limitation, the following powers:

(a) to conduct its business and operations in any state, territory or possession of the United States or in any foreign country or jurisdiction;

(b) to purchase, receive, take, lease or otherwise acquire, own, hold, improve, maintain, use or otherwise deal in and with, sell, convey, lease, exchange, transfer or otherwise dispose of, mortgage, pledge, encumber or create a security interest in all or any of its real or personal property, or any interest therein, wherever situated;

(c) to borrow or lend money or obtain or extend credit and other financial accommodations, to invest and reinvest its funds in any type of security or obligation of or interest in any public, private or governmental entity, and to give and receive interests in real and personal property as security for the payment of funds so borrowed, loaned or invested;

(d) to make contracts, including contracts of insurance, incur liabilities and give guaranties, whether or not such guaranties are in furtherance of the business and purposes of the Company, including without limitation, guaranties of obligations of other persons who are interested in the Company or in whom the Company has an interest;

(e) to appoint one or more managers of the Company, to employ officers, employees, agents and other persons, to fix the compensation and define the duties and obligations of such personnel, to establish and carry out retirement, incentive and benefit plans for such personnel, and to indemnify such personnel to the extent permitted by this Agreement and the Act; and

(f) to institute, prosecute, and defend any legal action or arbitration proceeding involving the Company, and to pay, adjust, compromise, settle, or refer to arbitration any claim by or against the Company or any of its assets.

1.04 PRINCIPAL PLACE OF BUSINESS. The principal office and place of business of the Company shall be 6279 W. Wedington Dr., Fayetteville, AR 72704. The Board may change the principal office or place of business and establish other offices or places of business, and appoint agents for service

of process.

1.05 FISCAL YEAR. The fiscal year of the Company is the calendar year (the "Fiscal Year"). The Board may change the Fiscal Year.

1.06 QUALIFICATION IN OTHER JURISDICTIONS. The Company shall be qualified or registered under applicable laws of any jurisdiction in which it transacts business. The Board is authorized to file any certificates and documents necessary to effect such qualification or registration, and appoint agents for service of process.

ARTICLE 2
MEMBERS

2.01 MEMBERS. The Members of the Company shall be listed on Schedule A together with their capital contributions (each, a "Capital Contribution") and type of Unit. Schedule A may be amended from time to time by the Board to reflect the withdrawal of Members and the admission of additional Members in accordance with the terms of this Agreement. The Members constitute a single class or group of members of the Company for all purposes of the Act, unless otherwise explicitly provided herein. The Board shall notify the Members of changes in Schedule A within ten (10) business days of the change, which shall constitute the record list of the Members for all purposes of this Agreement. The Board shall provide a copy of Schedule A to any Member upon request.

2.02 UNITS.

(a) In General. The Members shall have no interest in the Company other than the interest conferred by this Agreement representing, with respect to any Member at any particular time, that Member's Units. Every Member is deemed to have assented and agreed to the terms of this Agreement and to have become a party to this Agreement. Ownership of a Unit shall not entitle a Member to any title in or to any property of the Company or right to call for a partition, division or for an accounting of the Company's property. Unless specifically requested in writing by a Member with respect to its held Units, none of the Units shall be certificated.

(b) Initial Designation of Units. The Company is initially authorized to have two (2) classes of Units, designated as Common Units and Series A Preferred Units. The Company is authorized to issue up to 11,364 Series A Preferred Units and 22,728 Common Units.

(c) Capital Contribution. Each Member has made the Capital Contribution set forth on the books and records of the Company and as set forth opposite his, her or its name on Schedule A attached hereto. No Member shall be obligated to make additional capital contributions to the Company.

(d) No Reduction in Member's Units. Except as otherwise provided in this Agreement, the number of Units held by a Member shall not be reduced without such Member's consent.

2.03 ACTION BY MEMBERS. No annual meeting of Members is required to be held. Any action required or permitted to be taken at any meeting of Members may be taken without a meeting if written consents to the action are signed by the Members entitled to vote and holding the number of Units required to approve the action being taken. The written consents shall be delivered to the Board and, unless otherwise specified, shall be effective on the date when the first consent is delivered. The Board shall give prompt notice to all Members entitled to vote and who did not consent to any action taken by written consent

of Members without a meeting.

2.04 MEMBER VOTING RIGHTS. Notwithstanding anything to the contrary herein, for so long as any Series A Preferred Units are outstanding, the Company shall not, and shall not permit any Company Entity, to do or take (whether by merger or otherwise) any of the following actions without first obtaining the express written consent of the Series A Majority Interest:

(i) altering or changing the rights, preferences and privileges of the Series A Preferred Units;

(ii) make any amendment or modification to or supplement or replacement of the Articles or this Agreement in a manner that adversely impacts the rights, preferences or privileges of the Series A Preferred Units;

(iii) authorizing, creating (by way of reclassification, merger, consolidation or otherwise), subdividing or issuing any additional equity securities of the Company (or in each case securities or rights convertible or exchangeable or exercisable for equity securities);

(iv) causing or permitting any Company Entity to enter into a Liquidation Event; or

(v) declaring or paying any dividend or distribution to the Common Members on the Common Units (other than a dividend payable solely in Common Units) or any similar dividend of any Subsidiary.

2.05 CONVERSION TO C-CORPORATION. Notwithstanding anything herein to the contrary, the Company and the Members may convert the Company from an Arkansas limited liability company to a Delaware Corporation taxed as a "C Corporation" (the "C-Corp Conversion") upon the affirmative vote or written consent of the Board, a majority of the Common Units, and the Series A Preferred Units voting as separate classes. Upon affirmative vote for the C-Corp Conversion:

(a) All Members shall cooperate with the Company, the Board, and the Officers to effect the C-Corp Conversion, including but not limited to executing and delivering all documentation and taking any action in support of the C-Corp Conversion, as reasonably requested by the Board or the Officers, in order to consummate the C-Corp Conversion, including without limitation executing and delivering instruments of conveyance and Transfer, and any agreement, consent, waiver, governmental filing, Unit certificates duly endorsed for Transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents.

(b) Each Unit shall be converted into the number of shares of common stock of the Converted Corporation so that each Member's relative percentage ownership interest of the outstanding common stock of the Converted Corporation immediately after the C-Corp Conversion is such Member's relative percentage ownership interest of the outstanding Units in the Company immediately prior to such reorganization (giving effect to all rights, preferences and priorities contemplated herein other than Section 8.01(e)).

2.06 LIMITATION OF LIABILITY OF MEMBERS. Except as otherwise provided in the Act, no Member of the Company shall be obligated personally for any debt, obligation or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being

a Member of the Company. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the Company, and no Member shall be liable to the Company or any other Member for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in its Capital Account (as defined in Section 7.01) or to contribute to or in respect of the liabilities or obligations of the Company or return distributions made by the Company except as required by the Act or other applicable law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for making its Members, Managers, director, or Officers responsible for any liability of the Company.

2.07 AUTHORITY. Unless specifically authorized by the Board, a Member that is not also an Executive Officer shall not be an agent of the Company or have any right, power or authority to act for or to bind the Company or to undertake or assume any obligation or responsibility of the Company or of any other Member.

2.08 NO RIGHT TO WITHDRAW. Except as set forth in Article 9 with respect to the Transfer of Units, no Member shall have any right to resign or withdraw from the Company without the consent of the Board. No Member shall have any right to receive any distribution or the repayment of its Capital Contribution, except as provided in Article 8 and Article 10.

2.09 COMPLIANCE WITH SECURITIES LAWS AND OTHER LAWS AND OBLIGATIONS. Each Member hereby represents and warrants to the Company that (a) it has the requisite knowledge and experience in financial and business matters to make it capable of evaluating the merits and risks of an investment in the Company, and to make an informed investment decision, (b) it is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time and understands that it has no right to withdraw, (c) it is acquiring an interest in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof, (d) it understands that the equity interests in the Company have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws, and the provisions of this Agreement have been complied with, and (e) if it is an entity, the execution, delivery and performance of this Agreement does not require it to obtain any consent or approval that has not been obtained and does not contravene or result in a default under any provision of any existing law or regulation applicable to it, any provision of its charter, by-laws or other governing documents (if applicable) or any agreement or instrument to which it is a party or by which it is bound.

2.10 INSPECTION. The Company shall permit and cause each of its Subsidiaries to permit each Member and such persons as the Member may designate, at the Member's expense, and upon reasonable request for purposes reasonably related to the interest of the Person as a Member, to visit and inspect any of the properties of the Company and its Subsidiaries, examine their books and take copies and extracts therefrom, all at reasonable times and upon reasonable notice during normal business hours.

2.11 ADMISSION OF NEW MEMBERS. Subject to the rights of Members and the other terms and conditions in this Agreement, the Company, with the consent of the Board, is authorized to offer and sell additional Units and to exchange additional Units for securities or other property, and to admit additional persons to the Company as Members upon such terms as are established by the Board. The Board may also establish eligibility requirements for admission of a subscriber as a Member and refuse to admit any subscriber that fails to satisfy those eligibility requirements. New Members shall be admitted at the time when all conditions to their admission have been satisfied.

2.12 CONFIDENTIALITY. Each Member agrees to use the Confidential Information solely for purposes reasonably related to the Member's investment in the Company, and to maintain all Confidential Information in the strictest confidence. No disclosure of Confidential Information may be made to any Person, other than the Member's fiduciaries, agents or advisors who are subject to obligations of confidentiality at least as restrictive as those in this Section 2.12. Each Member may disclose Confidential Information to the extent necessary in connection with a judicial, legal, administrative, arbitration, or regulatory proceeding or in order to comply with any law, order, regulation, ruling or governmental request applicable to such Member; provided, however, that the Investor shall be permitted to disclose such Confidential Information in accordance with the provisions and exceptions set forth in the Purchase Agreement, as in effect on the Effective Date. Notwithstanding the foregoing, prior to any disclosure in connection with a judicial, legal, administrative, arbitration, or regulatory proceeding or to comply with any law, order, regulation, ruling or governmental request, each Member shall, to the extent permitted by law or the rules governing the process requiring such disclosure, give the Company prompt notice of the request and give the Company the opportunity to evaluate the request and determine if the Company should seek legal advice to determine if the disclosure should be made or an Action commenced to restrain the disclosure.

2.13 NON-COMPETITION; NON-SOLICITATION; NON-RECRUITMENT. Each Common Member that is an employee, Officer, or Manager of the Company, agrees that during the period in which it is employed by the Company and for a period of two (2) years following the date on which such employment ceases, with or without cause, (the "Non-Competition Period") it shall not, whether directly or indirectly, without the approval of the Series A Member:

(a) Become employed by, advise, establish, take steps to establish, perform services, invest in, or otherwise engage in any capacity with, a Competing Business in the Restricted Area. For purposes of this Agreement, "Competing Business" means any business, individual, partnership, firm, corporation, or other entity that processes, packages, develops, or sells peanut butter or other nut-based food products in the health food or confections sector, or engages in any other business that the Company or any Company Entities engage in during the Common Member's employment. Based on the scope and nature of the Company's business, the type and scope of the Confidential Information that will be accessible to the Member, the "Restricted Area" includes any and all locations at which the Company was conducting business while the Member was employed by the Company. Notwithstanding the foregoing, each Common Member that is an employee, Officer, or Manager of the Company may own, directly or indirectly, solely as an investment, securities of any business traded on any national securities exchange, provided that it is not a controlling person of, or member of a group that controls such business, and provided further that it does not, directly or indirectly, own three percent (3%) or more of any class of securities of such business.

(b) Solicit business from, attempt to conduct business with, or conduct business with any client, customer, or prospective client or customer of the Company with whom the Company conducted business or solicited within the twenty-four (24) months prior to the Common Member ceasing to be employed by the Company, and who or which the Member or any of its Affiliates contacted, called on, serviced, did business with, or had contact with during its employment; *provided*, *however*, this restriction applies only to business that is in the scope of services or products provided by the Company.

(c) Hire, solicit for employment, induce or encourage to leave the employment of the Company, or otherwise cease their employment or other relationship with the Company, on behalf of itself or any other person or entity, any employee, independent contractor, or any former employee or independent contractor of the Company who was employed or was a contractor within the twenty-four (24) months prior to the Common Member ceasing to be employed by the Company.

Each Common Member that is an employee, Officer, or Manager of the Company acknowledges and agrees that the restrictive covenants contained in this Section 2.13 are reasonable covenants given the access to Confidential Information and under the circumstances in with the Common Member is employed. Each Common Member that is an employee, Officer, or Manager of the Company further agrees that if, in the opinion of any court of competent jurisdiction, such covenants are not reasonable in any respect, such court shall have the right, power, and authority to excise or modify such provision or provisions of these covenants to the extent that they are reasonable and to enforce the remainder of these covenants as so amended.

2.14 TAX MATTERS.

(a) Tax Matters Member. Unless and until another Member is designated as the tax matters partner by the Board, Quinn Simkins shall be the tax matters partner of the Company as provided in the Code Section 6231 (including the Regulations thereto) and any analogous provisions of state law (the "Tax Matters Member"). The Tax Matters Member will give prompt notice to the Series A Member upon receipt of written notice that the Internal Revenue Service intends to examine or audit any income Tax Return of the Company. So long as any Series A Preferred Units are outstanding, the Tax Matters Member will not, without the consent of the Series A Majority Interest:

(i) agree to extend any statute of limitations with respect to the Company under section 6229 of the Code;

(ii) file a request for administrative adjustment (including a request for substituted return treatment) under Section 6227 of the Code;

(iii) file a petition for judicial review, or any appeal with respect to any judicial determination, under Section 6226 or 6228 of the Code;

(iv) take any action to consent to, or to refuse to consent to, a settlement reflected in a decision of a court; or

(v) enter into any tax settlement agreement affecting the Company.

The Tax Matters Member will promptly give notice to the Series A Member of the commencement of any Action involving the tax treatment of any item of Company income, gain, loss, deduction or credit, and will further keep the Series A Member fully informed of all material developments in such Actions.

(b) Partnership Representative. Unless and until another Member is designated as the partnership representative by the Board, Quinn Simkins shall be the partnership representative of the Company within the meaning of Section 6223(a) of the Code as amended by the Budget Act (the "Partnership Representative") for taxable years beginning after December 31, 2017. The Partnership Representative shall act at the direction of the Board of Managers with respect to any actions that it is permitted to take when acting in its capacity as the Partnership Representative, including (1) electing out of Subchapter C of Subtitle F, Chapter 63 under Section 6221(b) of the Code, as amended by the Budget Act, and (2) making the election under Section 6226 of the Code to, as amended by the Budget Act, to have the Members take tax adjustments into account on their own tax returns. The Partnership Representative shall be subject to the same restrictions and requirements as the Tax Matters Member as set forth in Section 2.14(a) and the Series A Member shall have the same rights (including consent rights as set forth in Section 2.14(a)).

(c) Responsibilities, Rights and Indemnity of Tax Matters Member and Partnership Representative. Subject to the approval rights set forth in Section 2.14(a) and (b), the Tax Matters Member and Partnership Representative shall have all of the rights, authorities, and power, and shall be subject to the obligations of, a "tax matters partner" and "partnership representative," respectively, under the Code and the Treasury Regulations, and is hereby authorized to expend the Company funds for professional services and costs associated therewith. Nothing herein shall be construed to restrict the Company from engaging an accounting firm or a law firm to assist the Tax Matters Member or Partnership Representative in discharging its duties hereunder. The Company shall indemnify and reimburse the Tax Matters Member and Partnership Representative for all reasonable expenses (including legal and accounting fees) incurred as Tax Matters Member or Partnership Representative in connection with any examination or Action regarding the Tax liability of the Members attributable to their interest in the Company; provided, however, the Tax Matters Member shall not be indemnified under this provision against any liability to the Company or the other Member(s) which the Tax Matters Member would otherwise be subject by reason of its willful or intentional misconduct or bad faith.

(d) Tax Returns. Unless otherwise agreed by the Board, all Tax Returns of the Company shall be prepared by the Company's certified public accountant.

(e) Tax Partnership. It is the intention of the Members that the Company be classified as a partnership for U.S. federal, and applicable state and local, income tax purposes. Unless otherwise approved by the Board (with the approval of the Series A Manager), neither the Company nor any Member shall make an election for the Company to be classified other than as a partnership pursuant to Regulations Section 301.7701-3.

(f) Tax Elections. The Company shall make such tax elections as the Board shall deem appropriate and in the best interests of the Members; provided, that an election under the Code Section 754 shall be made upon the request of any Member.

2.15 INFORMATION RIGHTS. Provided that the rights set forth in this Section 2.15 shall terminate upon a QPO, so long as any Series A Preferred Units are outstanding, the Company shall deliver to the Series A Member:

(a) Within ninety (90) days after the end of each Fiscal Year, commencing for the year ending December 31, 2020, the Consolidated and consolidating balance sheets and related statements of operations and cash flows, showing the financial condition of the Company Entities, as of the close of such Fiscal Year and the results of its operations during such year, such Consolidated statements to be prepared by an independent public accountant of recognized national or regional standing acceptable to the Series A Member;

(b) Within forty-five (45) days after the end of each fiscal quarter of each Fiscal Year, the Consolidated and consolidating balance sheet and related statements of operations and cash flows showing the financial condition of the Company Entities, as of the close of such fiscal quarter and the results of its operations during such fiscal quarter and the then elapsed portion of the Fiscal Year, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the preceding Fiscal Year, all in reasonable detail so as to fairly present the financial condition, results of operations and cash flows of the Company and its Subsidiaries on a Consolidated basis in material accordance with GAAP (but without footnotes), subject to normal year-end audit adjustments, together with a quarterly management summary description of operations;

(c) No later than thirty (30) days after the commencement of each Fiscal Year, (i) a copy of the Company Entities' operating and capital expenditure budget, in a form consistent with the

financial statements provided hereunder and (ii) financial projections for the Company Entities containing a pro forma balance sheet, income statement and cash flow statement for each month for such Fiscal Year, in a form consistent with the financial statements provided hereunder (together, the "Annual Budget"); and

(d) Promptly from time to time, such other information regarding the operations, business affairs and financial condition of any Company Entity as the Series A Member may reasonably request (including any information necessary to enable the Series A Member to file any form required by any Governmental Authority).

ARTICLE 3
BOARD

3.01 BOARD COMPOSITION.

(a) The board of managers (the "Board") shall initially consist of no less than three (3) and no more than five (5) persons (the "Managers"). The initial Board shall consist of no more than three (3) persons. Any additional board members shall be approved by a Majority of the Series A Members and the holders of a majority of the Common Units, voting as separate classes. The Board shall initially be comprised as follows:

(i) So long as TPI Natural Way holds any Series A Preferred Units, it shall have the right to elect one (1) Manager (the "Series A Manager"), who shall represent the interests of the Series A Members.

(ii) The Common Members, voting together as a separate class, shall have the right to elect two (2) Managers (the "Common Managers"), one (1) of whom shall initially be Austin Simkins, and one (1) of whom shall initially be Quinn Simkins.

(b) A Person shall become a Manager effective upon receipt from the Company of a written notice addressed to the Board (or at some later time specified in such notice) of such Person's designation from the Persons entitled to designate such Manager pursuant to Section 3.01(a).

(c) To extent that the Board establishes any committees or subcommittees of the Board, the Series A Manager will have the right to serve on each such committee or subcommittee.

(d) By executing this Agreement, each Series A Member other than TPI Natural Way (i) acknowledges and agrees that TPI Natural Way has the sole right and authority on behalf of all Series A Members to elect and appoint the Series A Manager, and (ii) waives any and all rights under the Act or this Agreement to elect or appoint any Person to serve on the Board.

3.02 REMOVAL; VACANCIES.

(a) TPI Natural Way is the only Member that may remove or replace the Series A Manager from the Board or any committee or subcommittee in their sole and absolute discretion and at will (subject to the provisions set forth above).

(b) The Common Members are the only Members that may remove or replace a Common Manager from the Board or any committee or subcommittee in their sole and absolute discretion and at will (subject to the provisions set forth above).

(c) Any vacancy created on the Board may be filled only in accordance with Section 3.01 by the parties that were entitled to designate the Manager whose resignation, removal, death or disability created such vacancy and shall be effectuated pursuant to the procedure set forth in Section 3.01(b).

3.03 BOARD; GENERAL.

(a) The Board shall have the exclusive right to manage and control the Company, subject to any other provisions herein specifically requiring the approval of the Members or any class or classes thereof. The Board shall have the right to perform all actions necessary, convenient or incidental to the accomplishment of the purposes and authorized acts of the Company, and the Board, acting as a body pursuant to this Agreement, shall constitute a "manager" of the Company within the meaning of the Act; provided, however, that any action to be taken by the Managers as managers of the Company shall be taken by the Board only as provided herein and the Board itself shall have all of the rights, powers and obligations of a "manager" of the Company as provided in the Act and as otherwise provided by law. The Managers may delegate, and as set forth in this Agreement shall have delegated, any or all of such rights, powers and obligations to the Executive Officers (as defined in Section 4.01) of the Agreement. Each Member hereby consents to the exercise by the Board of the powers conferred upon the Board by this Agreement.

(b) Subject to the terms and restrictions of this Agreement, the Board shall be responsible for running the business of the Company. The Board will meet at least four (4) times per year on a quarterly basis, at mutually convenient times and convenient locations, as the Board may request. The Managers may participate in any meeting of the Board by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

(c) The quorum for any action of the Board shall be a majority of the total number of Managers then serving on the Board (i.e., excluding any vacancies on the Board). Each Manager shall have one (1) vote for any matter for which approval of the Board is required. Unless otherwise required by the Act or specified elsewhere in this Agreement, all actions taken by the Board shall be taken by majority vote at a meeting of the Board or by written consent of a majority of the Managers at that time. For the avoidance of doubt, any action required or permitted to be taken by the Board may be taken by the Board without a meeting, if a majority of the Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a majority vote of such Managers. Persons other than the Chief Executive Officer and Managers may attend meetings of the Board from time to time in the discretion of the Board on such terms as the Board may require.

(d) Notice of any meeting of the Board shall be given to each Manager and Board Observer by the Chief Executive Officer or the Manager(s) calling the meeting by (i) giving notice to the Manager or Board Observer in person or by telephone at least five (5) days in advance of the meeting, or (ii) sending an e-mail, fax, or delivering written notice by hand, to the Manager's or the Board Observer's last known business or home address at least five (5) days in advance of the meeting. Any Member of the Board attending a meeting shall be deemed to have waived notice of such meeting, and a waiver of meeting notice in writing signed by the Manager entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.

(e) Any Manager or the Board Observer may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall

constitute presence in person at such meeting.

3.04 SERIES A MANAGER APPROVAL. Notwithstanding anything to the contrary herein, the Company shall not, and shall not permit any Company Entity, to do or take (whether by merger or otherwise) any of the following actions without first obtaining the express written consent of the Series A Manager:

(a) other than the anticipated venture or working capital lines of credit contemplated in the Annual Budget, incurring or assuming any indebtedness in excess of $10,000 in the aggregate, unless incurred or assumed pursuant to the current business plan of the Company (the "Business Plan") approved by the Board, including the Series A Manager;

(b) incurring capital expenditures exceeding $10,000, unless incurred pursuant to the Business Plan approved by the Board, including the Series A Manager;

(c) other than with respect to employment arrangements (including any customary equity repurchases in connection with termination of employment or other service provider arrangements), entering into any agreement, amending or effecting any transaction between any Company Entity, on the one hand, and any Affiliate of any Company Entity, on the other hand (or any Affiliate of such Affiliate);

(d) the termination, or change of terms of employment for either Austin Simkins or Quinn Simkins, including any change that would result in a 10% increase of their total compensation to either such Person;

(e) removing Austin Simkins or Quinn Simkins as a Manager or terminating Austin Simkins or Quinn Simkins as an Officer of the Company;

(f) hiring, changing the of terms of employment, or terminating any Officer or key employee of the Company;

(g) making any decision, with respect to any Company Entity, to dissolve, file for bankruptcy or reorganization under the United States Bankruptcy Code;

(h) authorizing, creating (by way of reclassification, merger, consolidation or otherwise), subdividing or issuing any equity securities of the Company (or in each case securities or rights convertible or exchangeable or exercisable for equity securities); or

(i) distributions to the Members in excess of the amounts set forth under Section 8.01(b) and (c).

3.05 FIDUCIARY DUTIES OF MANAGERS; LIMITATION OF LIABILITY OF BOARD. Except as otherwise set forth in this Agreement (including in this Section 3.05), the Managers of the Company shall have the same fiduciary obligations to the Company and its Members as directors of an Arkansas corporation have as directors of a corporation, pursuant to § 4-27-830 of the Arkansas Business Corporation Act of 1987; provided, that the Series A Manager's duties shall otherwise be limited by the provisions of Section 6.02 of this Agreement. For purposes of determining the scope of a Manager's fiduciary duties hereunder, including without limitation, the duty of loyalty, the Members and Managers agree that the business of the Company is manufacturing, developing, producing, marketing, and selling peanut butter and nut-based food products through retail markets, online sales and direct-to-consumer markets and such other food products developed, marketed or sold by the Company after the date of this Agreement. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a

Manager. No Manager shall be liable to the Company or any Member for any loss, damage or claim incurred by any reason of any act or omission performed or omitted by such Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Manager, and a Manager shall be fully protected in relying in good faith on the books and records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Manager reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for making a Manager responsible for any liability of the Company.

3.06 EXPENSES. The Company shall reimburse all Managers for travel and reasonable out-of-pocket travel expenses associated with Board responsibilities or any committee thereof.

3.07 TPI NATURAL WAY ANNUAL MANAGEMENT FEE. For so long as TPI Natural Way owns any Series A Preferred Units, the Company shall pay to its general partner, TPI Natural Way GP, LLC, a Texas limited liability company, an annual management fee in an amount equal the greater of (i) 2.5% of annual EBITDA or (ii) $40,000.00 ("Series A Annual Management Fee"). The Series A Annual Management Fee shall commence on the Effective Date, and shall accrue and be payable on the beginning of each calendar quarter for so long as a Series A Manager remains on the Board; provided, however, the first payment shall not occur until the first (1st) anniversary of the Effective Date. The Series A Annual Management Fee shall lapse and terminate upon the earlier of (y) the date that all Capital Contributions have been repaid or returned to the Series A Members, or (z) the fifth (5th) anniversary of the Effective Date. Notwithstanding anything herein to the contrary, the Company shall not pay such Series A Annual Management Fee (and the Series A Annual Management Fee shall accrue), if (a) the Company is then in default under any loan agreement or other instrument of the Company, or (b) the Company does not have sufficient Available Cash (defined below) after giving effect to the payment of the Series A Annual Management Fee for the next six (6) months of operations. "Available Cash" as used in this Section 3.07 shall mean cash flow from (1) operations of the business of the Company in the prior twelve (12) month period that remains on the balance sheet of the Company; (2) investing activities in the prior twelve month period that remains on the balance sheet of the Company; and (3) any equity or debt financing entered into after the Effective Date (for the avoidance of doubt, other than the proceeds from the sale of the Series A Preferred Units).

3.08 COMMON MANAGERS ANNUAL MANAGEMENT FEE. In the event that the Series A Annual Management Fee is determined and paid pursuant to Section 3.07(i), the Company shall pay to the Common Managers an aggregate annual management fee in an amount equal to 2.5% of annual EBITDA ("Common Manager Annual Management Fee") on the same terms and conditions as the Series A Annual Management Fee. Notwithstanding anything herein to the contrary, the Company shall not pay such Common Manager Annual Management Fee, if (a) the Company is then in default under any loan agreement or other instrument of the Company, or (b) the Company does not have sufficient Available Cash after giving effect to the payment of the Series A Annual Management Fee and the Common Manager Annual Management Fee for the next six (6) months of operations. For clarity, if the Common Manager Annual Management Fee is paid pursuant to this Section 3.08, the Common Managers shall share equally in the Company's aggregate payment of 2.5% of annual EBITDA.

ARTICLE 4
MANAGEMENT

4.01 OFFICERS. The business of the Company shall be managed under the direction of the Board (and the Board shall be deemed to be the manager of the Company as set forth in Section 3.03 hereof)

who may exercise all the powers of the Company, except as provided by law or this Agreement. The Board shall have the authority to establish officers of the Company and their duties in its discretion, including: Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Secretary, and a Treasurer (each individually an "Officer" and, collectively the "Officers"). Consistent with the terms and limitations of this Agreement, the Managers shall have the authority to delegate management duties to certain Officers (the "Executive Officers").

4.02 QUALIFICATION. The Officers may, but are not required to, be Members and shall hold office until their death, resignation or removal.

4.03 RELIANCE BY THIRD PARTIES. Any person dealing with the Company, the Members, the Managers, or the Executive Officers may rely upon a certificate signed by any Executive Officer as to (i) the identity of any Member, Manager or Officer; (ii) any factual matters relevant to the affairs of the Company; (iii) the persons who are authorized to execute and deliver any document on behalf of the Company; or (iv) any action taken or omitted by the Company, the Members, Managers or Officers.

4.04 COMPENSATION. The Officers shall receive such compensation for their services and benefits as may be approved from time to time by the Board.

4.05 FIDUCIARY DUTIES; LIMITATION OF LIABILITY OF OFFICERS. Except as otherwise set forth in this Agreement (including in this Section 4.05), the Officers of the Company shall have the same fiduciary obligations to the Company and its Members as officers of Arkansas corporations have as officers of a corporation, pursuant to § 4-27-830 of the Arkansas Business Corporation Act of 1987. For purposes of determining the scope of an Officer's fiduciary duties hereunder, including without limitation, the duty of loyalty, the Members and Managers agree that the business of the Company is manufacturing, developing, producing, marketing, and selling peanut butter and nut-based food products through retail markets, online sales and direct-to-consumer markets and such other food products developed, marketed or sold by the Company after the date of this Agreement. No Officer shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, solely by reason of being or acting as an Officer of the Company. No Officer shall be liable to the Company or any Member for any loss, damage or claim incurred by any reason of any act or omission performed or omitted by such Officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Officer, and an Officer shall be fully protected in relying in good faith on the books and records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Officer reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

ARTICLE 5
INDEMNIFICATION

5.01 OFFICER/MANAGER INDEMNIFICATION. Except as limited by law and subject to the provisions of this Article, the Company shall indemnify each Indemnified Party against all expenses incurred by them in connection with any proceeding in which an Indemnified Party is involved as a result of serving in such capacity or as a result of the conduct of the business of the Company, except that no indemnification shall be provided for an Indemnified Party regarding any matter as to which it shall be finally determined (i) that said Indemnified Party did not act in good faith and in the reasonable belief that such Indemnified Party's action was in the best interests of the Company, or (ii) with respect to a criminal matter, it is finally determined that said Indemnified Party had reasonable cause to believe that such Indemnified Party's conduct was unlawful. Subject to the foregoing limitations, such indemnification may be provided by the Company with respect to a proceeding in which it is claimed that an Indemnified Party

received an improper personal benefit by reason of its position, regardless of whether the claim arises out of the Indemnified Party's service in such capacity, except for matters as to which it is finally determined that an improper personal benefit was received by the Indemnified Party.

5.02 AWARD OF INDEMNIFICATION. An Indemnified Party may only be determined to be ineligible for indemnification if a determination is made by independent legal counsel appointed by the Board that indemnification of such Indemnified Party would be a violation of law or inconsistent with the provisions of Section 5.01.

5.03 SUCCESSFUL DEFENSE. Notwithstanding any contrary provisions of this Article 5, if an Indemnified Party has been wholly successful on the merits in the defense of any proceeding in which it was involved by reason of its position as an Indemnified Party or as a result of serving in such capacity (including termination of investigative or other proceedings without a finding of fault on the part of the Indemnified Party), the Indemnified Party shall be indemnified by the Company against all expenses incurred by the Indemnified Party in connection therewith.

5.04 ADVANCE PAYMENTS. Except as limited by law or the provisions of this Article 5, Indemnification Expenses incurred by an Indemnified Party or an Investor Indemnified Party in defending any proceeding, including a proceeding by or in the right of the Company, may be paid by the Company to the Indemnified Party in advance of final disposition of the proceeding. The Company may require that such Indemnified Party or Investor Indemnified Party execute a written undertaking to repay the amount of any advance if the Indemnified Party is determined pursuant to this Article 5 or adjudicated to be ineligible for indemnification. Any such undertaking by an Indemnified Party or Investor Indemnified Party shall be an unlimited general obligation of the party, need not be secured and may be accepted without regard to the financial ability of the Indemnified Party to make repayment. No advance payment of Indemnification Expenses shall be made to an Indemnified Party if it is determined pursuant to Section 5.02 that the Indemnified Party is ineligible for indemnification.

5.05 INSURANCE. The Company shall procure and maintain (a) a directors and Officers liability insurance policy with coverage of $1,000,000 on behalf of any Indemnified Party, agent or employee against any liability or cost incurred by such person in any such capacity or arising out of its status as such, whether or not the Company would have power to indemnify against such liability or cost and (b) a key-man life insurance with coverage of no less than $1,000,000 in the aggregate for Austin Simkins and Quinn Simkins.

5.06 EMPLOYEE BENEFIT PLAN. If the Company sponsors or undertakes any responsibility as a fiduciary with respect to an employee benefit plan, then for purposes of this Article 5 (i) the term Indemnified Party shall be deemed to include any Officer of the Company who serves at its request in any capacity with respect to the plan, (ii) the Indemnified Party shall not be deemed to have failed to act in good faith or in the reasonable belief that its action was in the best interests of the Company if the Indemnified Party acted in good faith and in the reasonable belief that its action was in the best interests of the participants or beneficiaries of the plan, and (iii) Indemnification Expenses shall be deemed to include any Taxes or penalties imposed upon said Indemnified Party with respect to said plan under applicable Law.

5.07 INVESTOR INDEMNIFICATION.

(a) Without limitation of any other provision of this Agreement or any agreement executed in connection herewith, the Company agrees to defend, indemnify and hold the Investor, its respective affiliates and direct and indirect partners (including partners of partners and stockholders and investors of partners), investors, stockholders, managers, officers, employees and agents and each person

who controls any of them within the meaning of Section 15 of the Securities Act of 1933, as amended (the "Securities Act"), or Section 20 of the Exchange Act of 1934, as amended (the "Exchange Act") (collectively, the "Investor Indemnified Parties" and, individually, an "Investor Indemnified Party") harmless from and against any and all damages, liabilities, losses, taxes, fines, penalties, reasonable costs and Indemnification Expenses (including, without limitation, reasonable fees of a single counsel representing the Investor Indemnified Parties), as the same are incurred, of any kind or nature whatsoever (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by any such Investor Indemnified Party ("Indemnifiable Losses"), based upon, arising out of, or by reason of (i) any breach of any covenant or agreement made by the Company in this Agreement, or (ii) any third party or governmental claims relating in any way to such Investor Indemnified Party's status as a security holder, creditor, Manager, agent, representative or controlling person of the Company or otherwise relating to such Investor Indemnified Party's involvement with the Company (including, without limitation, any and all Indemnifiable Losses under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, which relate directly or indirectly to the registration, purchase, sale or ownership of any securities of the Company or to any fiduciary obligation owed with respect thereto), including, without limitation, in connection with any third party or governmental action or claim relating to any action taken or omitted to be taken or alleged to have been taken or omitted to have been taken by any Investor Indemnified Party as security holder, manager, agent, representative or controlling person of the Company or otherwise, alleging so-called control person liability or securities law liability; provided, however, that the Company will not be liable to the extent that such Indemnifiable Losses arise from and are based on (i) conduct by an Investor Indemnified Party which constitutes fraud or willful misconduct or (ii) actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any Investor Indemnified Party expressly for use in connection with any registration statement filed pursuant to Section 9.08 below.

(b) If the indemnification provided for in Section 5.07(a) above for any reason is held by a court of competent jurisdiction to be unavailable to an Investor Indemnified Party in respect of any Indemnifiable Losses referred to therein, then the Company, in lieu of indemnifying such Investor Indemnified Party thereunder, shall contribute to the amount paid or payable by such Investor Indemnified Party as a result of such Indemnifiable Losses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Investor Member, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Investor Member in connection with the action or inaction which resulted in such Indemnifiable Losses, as well as any other relevant equitable considerations. The relative fault of the Company and the Investor Member shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Investor and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(c) Each of the Company and the Investor agrees that it would not be just and equitable if contribution pursuant to Section 5.07(b) were determined by pro rata or per capita allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph.

5.08 NON-EXCLUSIVITY; INDEMNIFICATION AGREEMENTS.

(a) The provisions of this Article 5 shall not be construed to limit the power of the Company to indemnify its Members, Managers, Officers, employees or agents to the fullest extent permitted

by law or to enter into specific agreements, commitments or arrangements for indemnification permitted by law. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Article 5. The Company and each Manager concurrently herewith shall enter into indemnification agreements in form and substance satisfactory to the Board (including the Series A Manager). The right of indemnification hereby provided shall not be exclusive of, and shall not affect, any other rights to which an Indemnified Party or an Investor Indemnified Party may be entitled at law, under other agreements or otherwise. Nothing contained in this Article 5 shall limit any lawful rights to indemnification existing independently of this Article 5.

(b) The Company hereby acknowledges that an Indemnified Party or Investor Indemnified Party may have certain rights to indemnification, advancement of Indemnification Expenses and/or insurance provided by certain of its Affiliates (collectively, the "Third-Party Indemnitors"). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to the Indemnified Party or Investor Indemnified Party are primary and any obligation of the Third-Party Indemnitors to advance Indemnification Expenses or to provide indemnification for the same Indemnification Expenses or liabilities incurred by the Indemnified Party or Investor Indemnified Party are secondary), (ii) that it shall be required to advance the full amount of Indemnification Expenses incurred by the Indemnified Party or Investor Indemnified Party and shall be liable for the full amount of all Indemnification Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and the Indemnified Party or Investor Indemnified Party), without regard to any rights the Indemnified Party or Investor Indemnified Party may have against the Third-Party Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Third-Party Indemnitors from any and all claims against the Third-Party Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Third-Party Indemnitors on behalf of the Indemnified Party or Investor Indemnified Party with respect to any claim for which the Indemnified Party or Investor Indemnified Party has sought indemnification from the Company shall affect the foregoing and the Third-Party Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnified Party or Investor Indemnified Party against the Company. The Parties agree that the Third-Party Indemnitors, Indemnified Party and Investor Indemnified Party, as applicable, are express third party beneficiaries of the terms of this Section 5.08(b).

ARTICLE 6
CONFLICTS OF INTEREST

6.01 TRANSACTIONS WITH INTERESTED PERSONS. In conjunction with but not in derogation of the limits set forth in Section 3.05, and subject to Section 2.04, unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other Person in which one or more of its Managers or Members have a financial interest or are directors, partners, managers or Officers, that satisfies the conditions below shall be voidable solely for this reason or solely because the Manager or Member was present or participated in the authorization of the contract or transaction. No Manager or Member interested in a contract or transaction who satisfies the conditions below, shall be considered to be in breach of this Agreement or liable to the Company, any Manager or Member, or any other Person for any loss, expense, gain or profit incurred or realized from the contract or transaction.

A contract or transaction satisfies the provisions of this Section 6.01 if:

(a) the material facts of the relationship or interest of the Manager or Member to the contract or transaction were disclosed or known to the Managers or Members, and the contract or

transaction was authorized by the disinterested Members or Managers; or

(b) the contract or transaction was fair to the Company as of the time it was authorized or approved or ratified by the disinterested Members or Managers.

6.02 OUTSIDE BUSINESSES. The Series A Members and the Series A Manager may engage or have an interest in other business ventures which are similar to or competitive with the business of the Company Entities, and the pursuit of such ventures, even if competitive, shall not be deemed wrongful or improper or give the Company, its Officers or other Members any rights with respect thereto; provided, however, prior to the Series A Manager or any Series A Member engaging in any such similar or competitive venture or activity, the Series A Member or Series A Manager, as applicable, shall first disclose the name and nature of the similar or competitive venture or activity in writing to the Common Managers and the Common Managers may thereafter take such actions as necessary, in their reasonable discretion, to safeguard the Confidential Information of the Company. The Series A Member and the Series A Manager shall not be obligated to present an investment opportunity to the Company even if it is similar to or competitive with the business of the Company, and the Series A Member and the Series A Manager shall have a right to take for its own account or recommend to others any such investment opportunity. Except for the Series A Member and Series A Manager, prior Board approval shall be required for the involvement of any other Member, Manager, Officer or other employee of the Company in any potentially competitive outside business activities.

ARTICLE 7
CAPITAL ACCOUNTS AND CAPITAL COMMITMENTS

7.01 CAPITAL ACCOUNTS. A separate capital account (a "Capital Account") shall be maintained for each Member in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, and this Agreement (including this Section 7.01) shall be interpreted and applied in a manner consistent with said Section of the Treasury Regulations. The Company may, upon determination by the Board, adjust the Capital Accounts of its Members to reflect revaluations of the Company property whenever the adjustment would be permitted under Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and the definition of Gross Asset Value. In the event that the Capital Accounts of the Members are so adjusted, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property and (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for Tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted Tax basis and Gross Asset Value of such property in the same manner as under Section 704(c) of the Code in accordance with Section 8.07. The Capital Accounts shall be maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise. A Member that owns more than one class of Units shall have a single Capital Account that reflects all such Units; provided, however, that the Capital Accounts shall be maintained in such a manner as will facilitate determination of the portion of each Capital Account attributable to each class of Units.

7.02 CAPITAL COMMITMENTS BY MEMBERS. No Member shall be entitled or required to make any contribution to the capital of the Company; however, the Company may borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Board, and any borrowing from Members shall not be considered capital contributions or reflected in their Capital Accounts. In the event of additional capital contributions, Schedule A shall be amended to reflect such additional capital contributions. No Member shall be entitled to any interest or compensation with respect to his Capital Contribution or any services rendered on behalf of the Company except as specifically provided in this

Agreement or approved by the Board. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets to the Company for return of his Capital Contribution.

7.03 PREEMPTIVE RIGHTS.

(a) Right to Participate in Certain Sales of Additional Securities. The Company agrees that it will not sell or issue or agree to sell or issue: (a) any Units (which for purposes of this Section 7.03 shall include any economic or other interest in the Company), (b) securities convertible into or exercisable or exchangeable for Units, (c) options, warrants or rights carrying any rights to purchase Units or (d) debt securities, notes or other indebtedness that are or may become convertible into, exchangeable into or exercisable for Units, unless the Company first submits a written notice to each Common Member and Series A Member (each an "Eligible Member") identifying the terms of the proposed sale (including price, number or aggregate principal amount of securities and all other material terms), and offers to each Eligible Member the opportunity to purchase its Pro Rata Allotment (as hereinafter defined) of the securities (subject to increase for over-allotment if some Eligible Members do not fully exercise their rights) on terms and conditions, including price, not less favorable than those on which the Company proposes to sell such securities to a third party or parties (a "Pre-Emptive Right Notice"). The Company's offer pursuant to this Section 7.03 shall remain open and irrevocable for a period of thirty (30) days following receipt by the Eligible Member of such written notice.

(b) Eligible Member Acceptance. Each of the Eligible Members shall have the right to purchase its Pro Rata Allotment, at the same price and on the same terms as set forth in the Pre-Emptive Right Notice, by giving written notice of such intent to participate (the "Pre-Emptive Right Acceptance Notice") to the Company within thirty (30) days after receipt by such Eligible Member of the Pre-Emptive Right Notice (the "Pre-Emptive Right Acceptance Election Period"). Each Pre-Emptive Right Acceptance Notice shall indicate the maximum number or amount, as applicable, of securities subject thereto which the Eligible Member wishes to buy, including the number or amount, as applicable, of securities it would buy if one or more other Eligible Members do not elect to participate in the sale on the terms and conditions stated in the Pre-Emptive Right Notice.

(c) Calculation of Pro Rata Allotment. Each Eligible Member's "Pro Rata Allotment" of such securities shall be based on the ratio which the number of Units owned by such Eligible Member bears to all of the issued and outstanding Units held by all Eligible Members as of the date of such written offer. If one or more Eligible Members do not elect to purchase their respective Pro Rata Allotment, each of the electing Eligible Members may purchase such shares of such Eligible Members' allotments taking into account the maximum amount each is wishing to purchase on a pro rata basis, based upon the relative holdings of Units of the electing Eligible Members in the case of over-subscription.

(d) Sale to Third Party. Any securities so offered that are not purchased by the Eligible Members pursuant to the offer set forth in Section 7.03(a) above, may be sold by the Company, but only on terms and conditions not more favorable to the purchaser than those set forth in the notice to Eligible Members, at any time after five (5) days but within sixty (60) days following the termination of the above-referenced thirty (30) day period, but may not be sold to any other Person (as defined in Article 9) or on terms and conditions, including price, that are more favorable to the purchaser than those set forth in such offer or after such sixty (60) day period without renewed compliance with this Section 7.03.

(e) Exceptions to Pre-Emptive Rights. Notwithstanding the foregoing, the right to purchase granted under this Section 7.03 shall be inapplicable with respect to any (i) profits interest issued to employees, directors, contractors, consultants or advisors to the Company pursuant to incentive or other

compensation plan, incentive agreements, grant agreements, bonuses or rewards, as approved by the Board; (ii) Units (and/or options or warrants therefore) issued to strategic partners investing primarily in connection with a commercial relationship with the Company, lenders, or lessors, as approved by the Board of no greater than 10% of the fully diluted Units of the Company; (iii) Units issued in connection with acquisitions by the Company of other entities or substantially all of the assets of such entities, as approved by the Board.

(f) Assignment of Rights. Subject to Article 9 hereof, each Eligible Member shall have the right to assign its rights under this Section 7.03 to any Permitted Transferee (as defined in Section 9.02) of such Eligible Member's Units, and shall further have the right to assign and transfer such Eligible Member's right to accept any particular offer under Section 7.03(a) hereof to any Affiliates of such Eligible Member, and any such Transferee shall be deemed within the definition of a "Member" for purposes of this Section 7.03.

(g) Termination. The rights contained in this Section 7.03 shall terminate upon the consummation of a QPO or a Liquidation Event.

ARTICLE 8
DISTRIBUTIONS AND ALLOCATIONS

8.01 DISTRIBUTION OF COMPANY FUNDS.

(a) General Distributions. Except as otherwise limited by the Act, all amounts which are determined by the Board to be available for distribution shall be distributed to the Members in the following order and priority:

(i) first, to the Series A Members in proportion to their respective number of Series A Preferred Units, in an amount equal to the cumulative Series A Unpaid Preferred Return of all such Series A Preferred Units for all periods or portions thereof through the time of such distribution;

(ii) second, to the Series A Member in proportion to their respective number of Series A Preferred Units, in an amount equal to the aggregate Series A Unreturned Contributions of all such Series A Preferred Units as of such time;

(iii) third, to the Common Members in proportion to their respective Common Unreturned Contributions, in an amount equal to the aggregate Common Unreturned Contributions of all such Common Units as of such time;

(iv) thereafter, any remaining amounts to the Members holding Common Units and Series A Preferred Units in proportion to their respective number of Common Units and Series A Preferred Units.

(b) The Company may pay to the Series A Member in cash on a quarterly basis, on the last business day of each fiscal quarter in arrears, the amount of the Series A Unpaid Preferred Return that has accrued for such fiscal quarter. The Company, with prior written consent of the Series A Manager, which consent shall not be unreasonably withheld, may accrue and defer such payments on a quarter-to-quarter basis if it is deemed reasonably necessary by the Board.

(c) Tax Distributions. Subject to determination by the Board in its sole discretion that the Company has available funds after taking into account obligations and reserves, within ninety (90) days

following the end of each calendar year (or such shorter period as is determined at any time by the Board in its sole discretion), the Company shall distribute to each Member, with respect to each class of Units held by such Member, an amount (a "Tax Distribution") equal to the Member's Tax Liability (as defined below) in respect of such class of Units since the last date on which a Tax Distribution was made. A Member's "Tax Liability" shall give effect to the class of Units then held by the applicable Member and shall be equal to the product of (x) the Tax Rate (as defined below) and (y) the Member's distributive share of the Company's net taxable income and gain, if any, for the period since the last period for which a Tax Distribution was made (as determined under Code Section 703(a) but including separately stated items described in Code Section 702(a) and including for the avoidance of doubt items under Section 704(c) of the Code) in respect of such class of Units; provided that, items of income, gain, loss and deduction attributable to the sale or exchange of all or substantially all of the assets of the Company shall be excluded from such calculation. The "Tax Rate" shall mean, for any period, an assumed rate equal to the highest effective combined federal, state and local tax rate that is applicable, which may be equitably adjusted in the discretion of the Board to account for periods during which the Tax Rate changes. In the event a Member's distributive share of Company net taxable income in respect of a class of Units for any period is negative, such negative amount shall be carried forward and taken into account for all purposes of this Section 8.01(c) (including application of this sentence) in determining such Member's distributive share of Company net taxable income or gain in respect of such class of Units in each subsequent period (whether or not in the same Fiscal Year) until such negative amount is offset in full by positive net taxable income and gain, consistent with the applicable rules relating to loss carryforwards under the Code. Any Tax Distributions received by a Member in respect of such Member's Units shall not be considered advances of amounts otherwise distributable to such Member pursuant to this Agreement nor shall such Tax Distributions impact the calculation of Series A Unpaid Preferred Return or the Series A Unreturned Contributions.

8.02 DISTRIBUTION UPON LIQUIDATION EVENTS. Upon any liquidation, dissolution or winding up, voluntary or involuntary, of the Company, Transfer of all or substantially all of the Company's assets, a consolidation or merger of the Company with another entity, any transaction pursuant to or as a result of which a single party (or group of affiliated parties) acquires or holds capital stock of the Company representing a majority of the outstanding voting power of the Company, or a sale, license, lease or Transfer of all or substantially all of the Company's assets (each such event, a "Liquidation Event"), amounts available upon such Liquidation Event, after payment of, or adequate provision for, the debts and obligations of the Company, including the expenses of its liquidation and dissolution, the payment of any liabilities to its Officers or Members, if any, other than liabilities to Members for distributions shall be distributed and applied in the following priorities:

(a) first, to fund reserves to the extent deemed appropriate by the Board for contingent, conditional, unmatured or other liabilities of the Company not otherwise paid or provided for, provided that, upon the expiration of such period of time as the Board shall deem advisable, the balance of such reserves remaining after payment of such liabilities shall be distributed in the manner hereinafter set forth; and

(b) thereafter, as provided in Section 8.01(a).

8.03 DISTRIBUTION OF ASSETS IN KIND. No Member shall have the right to require any distribution of any assets of the Company to be made in cash or in kind. If any assets of the Company are distributed in kind, such assets shall be distributed pursuant to Section 8.01(a) and (b) on the basis of their fair market value as determined by the Board. Any Member entitled to any interest in such assets shall, unless otherwise determined by the Board, receive separate assets of the Company, and not an interest as tenant-in-common with other Members so entitled in each asset being distributed.

8.04 WITHHOLDING. The Company is authorized to withhold from distributions to a Member, and to pay over to a federal, state or local government, any amounts required to be withheld pursuant to the Code or any provisions of any other federal, state or local law. Any amounts so withheld and paid over will be treated as having been distributed to such Member pursuant to this Article 8 for all purposes of this Agreement, and will be offset against the amounts otherwise distributable to such Member.

8.05 ALLOCATIONS. Subject to Section 8.06, for purposes of adjusting the Capital Accounts of the Members, the Net Profit, Net Loss and, to the extent necessary, individual items of income, gain, loss, credit and deduction, for any Taxable Year shall be allocated among the Member in a manner such that the Capital Account of each Member, after being adjusted for Capital Contributions and distributions and any special allocations required pursuant to Section 8.06 for the current and all prior Taxable Years, immediately after making such allocation is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 8.02 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the asset securing such liability), and the net assets of the Company were distributed in accordance with Section 8.02 to the Members immediately after making such allocation, less (ii) the Member's share of Company Minimum Gain and Member Minimum Gain computed immediately before the hypothetical sale of assets described above. The Company may make forfeiture allocations of income and loss items described in proposed Treasury Regulations Section 1.704-1(b)(4)(xii) in connection with the forfeiture of any Units intended to be "profits interests" for federal income tax purposes, and, once required by applicable final or temporary guidance in the Treasury Regulations or otherwise from the Internal Revenue Service, the Company shall make such allocations.

8.06 REGULATORY ALLOCATIONS. Notwithstanding any other provision in this Agreement to the contrary, the following special allocations will be made in the following order:

(a) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain or Member Minimum Gain during any Taxable Year, each Member will be specially allocated items of Company income and gain for such Taxable Year (and, if necessary, subsequent Taxable Years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain or Member Minimum Gain, determined in accordance with Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to the Members pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (j)(2). This provision is intended to comply with the minimum gain chargeback requirement in such section of the Treasury Regulations and will be interpreted consistently therewith.

(b) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) with respect to such Member's Capital Account, items of Company income and gain will be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance in the Adjusted Capital Account of such Member as quickly as possible; *provided that* an allocation pursuant to this Section 8.06(b) will be made only if and to the extent that such Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Section 8.06 have been tentatively made as if this Section 8.06(b) were not in this Agreement. This Section 8.06(b) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and will be interpreted consistently therewith.

(c) Limitation on Allocation of Net Loss. If the allocation of Net Loss (or items of loss

or deduction) to a Member as provided in 8.06 hereof would create or increase an Adjusted Capital Account deficit, then there shall be allocated to such Member only that amount of Net Loss (or items of loss or deduction) as will not create or increase an Adjusted Capital Account deficit. The Net Loss (or items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Member in proportion to their respective Capital Accounts, subject to the limitations of this Section 8.06(c).

(d) Certain Additional Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(*2*) or Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(*4*), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Units, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(*2*) applies, or to the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(*4*) applies.

(e) Nonrecourse Deductions. Any Nonrecourse Deductions for any Taxable Year or other period will be allocated among the Members in the same manner as Net Profits are allocated among the Members for such Taxable Year.

(f) Member Nonrecourse Deductions. The Member Nonrecourse Deductions shall be allocated each year to the Member that bears the economic risk of loss (within the meaning of Treasury Regulations Section 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(g) Curative Allocations. The allocations set forth in this Section 8.06 are intended to comply with certain requirements of Treasury Regulations under Section 704 of the Code. Notwithstanding any other provision of this Article 8 (other than this Section 8.06(g)), the regulatory allocations in this Section 8.06 will be taken into account in allocating other Company items of income, gain, loss, deduction and expense among the Members so that, to the extent possible, the net amount of allocations of other Company items and such regulatory allocations will be equal to the net amount that would have been allocated to the Members pursuant to this Article 8 if such regulatory allocations had not been made.

(h) Creditable Foreign Taxes. Any creditable foreign taxes within the meaning of Treasury Regulations Section 1.704-1(b)(4)(viii) will be allocated among the Members in proportion to the Members' distributive shares of income to which the creditable foreign tax relates, pursuant to Treasury Regulations Section 1.704-1(b)(4)(viii).

8.07 TAX ALLOCATIONS. Each item of income, gain, loss, deduction or credit for federal, state and local income tax purposes will be allocated among the Members in the same proportions as the corresponding "book" items are allocated pursuant to Sections 8.05 and 8.06, except as otherwise provided herein. The tax allocations made pursuant to this Section 8.07 will be solely for tax purposes and will not affect any Member's Capital Account or share of non-tax allocations or distributions under this Agreement. In the case of contributed or revalued Company property, items of income, gain, loss, deduction and credit with respect to such property will be allocated solely for federal income tax purposes in a manner consistent with the requirements of Section 704(c) of the Code to take into account the difference between the fair market value of such property and its adjusted tax basis at the time of contribution or revaluation. The Board may use any allowable method under Section 704(c) of the Code and the Treasury Regulations promulgated

thereunder with respect to differences between tax basis and Gross Asset Value of assets.

8.08 OTHER TAX PROVISIONS.

(a) For any Taxable Year or other period during which any part of an Interest in the Company is Transferred between the Members or to another person or issued to another person, the portion of the Net Profit, Net Loss and other items of income, gain, loss, deduction and credit that are allocable with respect to such part of an Interest in the Company shall be apportioned between the transferor and the Transferee using any method allowed pursuant to Section 706 of the Code and the applicable Treasury Regulations as chosen by the Board.

(b) In the event that the Code or any Treasury Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Article 8, the Board is hereby authorized to make new allocations in reliance on the Code and such Treasury Regulations. In addition, the Board may make special allocations of income, gain, loss, or deduction in order to correct for distortions arising from an Company audit under Subchapter C of Chapter 63 of the Code, as amended by the Budget Act. No such new allocations shall give rise to any claim or cause of action by any Member.

(c) For purposes of determining a Member's proportional share of the Company's "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3), each Member's interest in Net Profit shall be such Member's respective interest in the Company.

ARTICLE 9
TRANSFERS OF INTERESTS

9.01 GENERAL RESTRICTIONS ON TRANSFER. No Member may Transfer all or any part of its Units without the consent and approval of the Board and without first complying with the provisions of this Article 9.

9.02 PERMITTED TRANSFERS. Notwithstanding the provisions of Section 9.01 hereof, a Member may Transfer all or a portion of such Member's Units, without compliance with the terms of Sections 9.04, 9.05, or 9.09 as applicable, provided that (i) the transferee agrees in writing to be bound by the terms of this Agreement, (ii) such Transfer would not cause the Company to be subject to taxation at the entity level for U.S. federal income tax purposes, and (iii) with regard only to transfers pursuant to subsection (a) below, the transferee executes a proxy in favor of the transferor giving the transferor full right, power and authority to vote and otherwise control the shares being transferred, to any of the following Persons (each such Person, a "Permitted Transferee"):

(a) with respect to a Member that is a natural person, during the lifetime of such Member, a trust or other Person established for the primary benefit of that Member, or such Member's immediate family, and controlled by such Member; or

(b) if a Member is not a natural person, to any Affiliate of such Member.

9.03 EFFECT OF TRANSFER.

(a) Any Person who acquires in any manner Units or any part thereof in the Company, whether or not the Person has accepted and assumed in writing the terms and provisions of this Agreement

or been admitted as a Member, shall be deemed by the acquisition of the Units to have agreed to be subject to and bound by all of the provisions of this Agreement.

(b) The Company, its Members, Managers and Officers shall be entitled to treat the record owner of Units as the absolute owner of them for all purposes of this Agreement, and shall incur no liability for distributions of cash or other property or allocations of Net Profit or Net Loss made in good faith to such owner until a written assignment of the Units has been received and accepted by the Board and recorded on the books of the Company. The Board may refuse to accept and record an assignment until the end of the next successive monthly accounting period of the Company.

(c) Any Transfer in violation of this Agreement shall be null and void and ineffective to Transfer any interest in the Company and shall not be binding upon or recognized by the Company, and any such Transferee shall not treated as or deemed to be a Member for any purpose. Each Member acknowledges and agrees that damages at law would be an inadequate remedy for a Transfer in violation of this Agreement. In the event that any Member Transfers its Units in violation of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining the Transfer.

9.04 RIGHTS OF FIRST REFUSAL. Other than in the case of any transfers to Permitted Transferees, each time any Member (the "Transferring Member") proposes to Transfer all or any portion of the Units held by such Transferring Member (or is required to do so by operation of law or other involuntary means), such Transferring Member shall first comply with the following provisions and the provisions of Section 9.05 below:

(a) The Transferring Member shall deliver a written notice (the "Transfer Notice") to the other Members and Company stating (i) the Transferring Member's bona fide intention to Transfer such Units, (ii) the number of Units to be Transferred, (iii) the purchase price and terms of payment for which the Transferring Member proposes to Transfer such Units and (iv) the name and address of the proposed transferee (the "Proposed Transferee").

(b) For a period of thirty (30) days after receipt of the Transfer Notice, the Company and Members other than the Transferring Member, if applicable, shall have the right, but not the obligation, to elect to purchase all, but not less than all, of the Units upon the price and terms of payment designated in the Transfer Notice. If the Transfer Notice provides for the payment of non-cash consideration, the Members each may elect to pay the consideration in cash equal to the good faith estimate of the present fair market value of the non-cash consideration offered as determined by the Managers. Within thirty (30) days after receipt of the Transfer Notice, each eligible Member electing to purchase Units pursuant to this Section 9.04(b) shall notify the Board and the Transferring Member in writing of his, her or its desire to purchase all of the Units proposed to be so Transferred. The failure of any Member to submit a notice within the applicable period shall constitute an election on the part of that Member not to purchase the Units which may be so Transferred. The number of Units that each Member shall be entitled to purchase pursuant to this Section 9.04(b) shall be determined based upon the pro rata share of Unit ownership of such Member as related to the number of Units owned by all of the Members electing to purchase the Units being Transferred; provided, that, no Member shall be entitled to purchase any Units under this Section 9.04 unless all, but not less than all, of the Units are purchased by the Members and or the Company.

(c) If the Members do not elect to purchase all of the Units proposed to be Transferred within the thirty (30) day period described in Section 9.04(b), the Company shall have the right, but not the obligation, to elect to purchase all of the remaining portion of such Units upon the price and terms of payment designated in the Transfer Notice. If the Transfer Notice provides for the payment of non-cash

consideration, the Company may elect to pay the consideration in cash equal to the good faith estimate of the present fair market value of the non-cash consideration offered as determined by the Board. In order for the Company to exercise right of first refusal set forth in this Section 9.04, the Board shall give written notice of exercise on behalf of the Company to the Transferring Member and the non-transferring Members within fifteen (15) days following the expiration of the thirty (30) day period described in Section 9.04(b).

(d) If the Members and or the Company elect to purchase or obtain all of the Units designated in the Transfer Notice, then (a) the closing of such purchase shall occur no later than ninety (90) days after the date of the Transfer Notice and (b) the Transferring Member, the Common Members, the Company, and the Series A Member, as applicable, shall execute such documents and instruments and make such deliveries as may be reasonably required to consummate such purchase.

(e) Subject to Section 9.05 below, if the Members and the Company elect not to purchase or obtain, or default in their obligation to purchase or obtain, all of the Units, then the Transferring Member may Transfer all of such Units to the Proposed Transferee; provided that such Transfer (a) is completed within sixty (60) days after the expiration of the Common Members', the Company's and the Series A Member' rights to purchase such Units (as set forth above), (b) is made on terms not more materially favorable to the Proposed Transferee than as designated in the Transfer Notice, and (c) complies with Section 9.05. If the Units described in the Transfer Notice are not so Transferred, the Transferring Member must give notice in accordance with this Section 9.04 prior to any other or subsequent Transfer of such Units.

9.05 RIGHT OF CO-SALE. Other than in the case of any transfers to Permitted Transferees, and subject to prior compliance with Section 9.04, each Transferring Member shall, prior to consummating any transfer of Units to a Proposed Transferee, offer each other Member the opportunity (the "Right of Co-Sale") to sell or otherwise dispose of their Units pursuant to this Section 9.05:

(a) With respect to any Transfer by a Transferring Member to a Proposed Transferee, each other Member shall have the right to require the Proposed Transferee to purchase from such Member (in lieu of a portion of the Units to be Transferred by the Transferring Member) a pro rata portion of the aggregate number of Units to be Transferred, based on the aggregate number of Units held by each such Member, as compared with the aggregate number of Units held by the Transferring Member and such Members exercising the Right of Co-Sale. Any Units Transferred by a Member pursuant to this Section 9.05 shall be paid for at the same price per Unit and upon the same terms and conditions as those in the proposed Transfer. Such terms and conditions shall not include the making of any representations and warranties, indemnities or other similar agreements other than representations and warranties with respect to title of the Units being sold and authority to sell such Units and indemnities directly related thereto. The Transferring Member and the Members electing to participate in such sale shall negotiate in good faith with the Proposed Transferee regarding the relative value of the Common Units and the Series A Preferred Units proposed to be included in such sale based upon the relative liquidation preferences of such Units set forth in Section 8.02 of this Agreement.

(b) The Right of Co-Sale may be exercised by each eligible Member by delivery of a written notice to the Transferring Member (the "Co-Sale Notice") within sixty (60) days following such Member's receipt of the Transfer Notice pursuant to Section 9.04. The Co-Sale Notice shall state the number of Units that such Member proposes to include in the proposed Transfer and the number of additional Units, if any, that such Member wishes to Transfer to the Proposed Transferee if the other Members holding Rights of Co-Sale elect not to fully exercise such right. If the Co-Sale Notice is received

by the Transferring Member during the sixty (60) day period referred to above and the Proposed Transferee does not purchase all of the Units set forth therein on the same terms and conditions as specified in the Notice of Transfer, then the Transferring Member shall not be permitted to sell any Units to the Proposed Transferee in the proposed transfer. If no Co-Sale Notice is received by the Transferring Member during the sixty (60) day period referred to above, the Transferring Member shall have the right, for a period of thirty (30) days after the expiration of such sixty (60) day period, to transfer the Units specified in the Transfer Notice substantially on the terms and conditions stated therein (and, if such Units are not so transferred, the Transferring Member must give notice in accordance with Section 9.04 prior to any other or subsequent transfer of such Units). If a Co-Sale Notice is received by the Transferring Member during the sixty (60) day period referred to above and the Proposed Transferee has agreed to purchase all of the Units proposed to be transferred pursuant to such Co-Sale Notice, the Member who delivered such Co-Sale Notice shall timely deliver to the Proposed Transferee, against payment of the total purchase price for the securities to be purchased, a certificate or certificates representing the number of Units which the Proposed Transferee has elected to purchase, together with appropriate instruments of transfer, duly endorsed in blank.

9.06 TRANSFERS OF INTERESTS BY OFFICERS. Any Member, who is an Officer of the Company, shall Transfer only the economic interests, rights, duties and obligations of the transferor in its capacity as a Member, and no Transferee shall obtain as a result of any such assignment any rights as an Officer.

9.07 DRAG ALONG RIGHT.

(a) In the event that a Proposed Sale Event is approved by the Board, including the Series A Manager, each Member, including any of their successors, hereby agrees to, if required:

(i) vote all of its Units in favor of such Proposed Sale Event and to vote against any proposal that could delay or impair the consummation of the Proposed Sale Event;

(ii) if such transaction is a sale of Units, sell its Units in the same proportion and on the same terms as those being sold by all the other Members of the Company ("Selling Members") to the purchaser;

(iii) execute and deliver all related documentation and take any action in support of the Proposed Sale Event, as reasonably requested by the Board, in order to consummate the Proposed Sale Event, including without limitation executing and delivering instruments of conveyance and Transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, Unit certificates duly endorsed for Transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv) not to deposit, and to cause their Affiliates to not deposit, except as provided in this Agreement, any Units of the Company owned by such Member or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquiror in connection with the Proposed Sale Event;

(v) if the consideration to be paid includes any securities and applicable law consequently requires either (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member

of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, then the Company may pay cash to any such Member in lieu of the securities in an amount equal to the fair market value of the securities, as mutually agreed by the Board and such Member; and

(vi) in the event that the Selling Members, in connection with such Proposed Sale Event, appoint a Unitholder Representative (the "Unitholder Representative") with respect to any indemnification, escrow or similar obligations applicable to or arising directly or indirectly from such Proposed Sale Event, consent to (i) the appointment of such Unitholder Representative, (ii) the establishment of any applicable escrow or similar fund in connection with such indemnification or similar obligations, and (iii) the payment of such Member's pro rata portion of any and all reasonable fees and expenses to such Unitholder Representative in connection with such Unitholder Representative's services and duties in connection with such Proposed Sale Event and the related service as the representative of the Members.

(b) Notwithstanding the foregoing, a Member will not be required to comply with Section 9.07(a) above in connection with any Proposed Sale Event, unless:

(i) all holders of a particular series of Units will receive the same form of consideration as all other holders of the same series of Units or if any holder of a particular series of Units is given an option as to the form and amount of consideration to be received, all holders of such series of Units will be given the same option with respect to such consideration; provided, however, that nothing in this Section 9.07(b) shall entitle any Member to receive any form of consideration that a Member would be ineligible to receive as a result of such Member's failure to satisfy any condition, requirement or limitation that is generally applicable to the Members.

(ii) the consideration to be received by such Member is cash, publicly-traded securities or a combination of both;

(iii) the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale Event, except to the extent that funds may be paid out of any escrow established to cover breach of representations, warranties and covenants;

(iv) the liability for indemnification, if any, of such Member in the Proposed Sale Event for the inaccuracy of any representations and warranties made by the Company or its direct or indirect subsidiaries or their Members, is several and not joint with any other Person, except to the extent that funds may be paid out of any escrow established to cover breach of representations, warranties and covenants.

(v) such Member's liability for indemnification in connection with the Proposed Sale Event (other than any such liability that relates specifically to a particular Member, such as indemnification with respect to the representations given by a Member that related specifically to such Member) shall be limited to his, her or its pro rata portion (determined based on his, her or its share of the final dollar of the proceeds allocated in such Proposed Sale Event) of such indemnity and limited, in the aggregate, to the aggregate proceeds paid to such holder in connection with such Proposed Sale Event, except with respect to claims related to fraud by such Member; and

(vi) no Member shall be obligated to pay more than his, her or its pro rata share (based upon the amount of consideration received) of the costs of any Proposed Sale Event to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party.

(vii) Notwithstanding anything to the contrary in this Section 9.07, Members shall not (A) be required to give any representations or warranties other than with respect to its ownership and title of its equity interests of the Company, organization, and authorization of any agreements to be executed and delivered by it, (B) be liable for the inaccuracy of any representation or warranty of another Member or (C) be required to enter into any agreement that contains a non-competition restriction; provided, however, that this sentence shall not affect the Member's pro rata share of any indemnification escrows or purchase price holdbacks.

(c) By executing this Agreement, each Member hereby (i) grants to the Board an irrevocable proxy coupled with an interest to vote its Units in accordance with the provisions of this Section 9.07; (ii) irrevocably appoints the Board as its agent and attorney-in-fact (with full power of substitution) to act in any manner the Member may act with its Units; and (iii) grants to the Board the authority to execute all consents, agreements, instruments and certificates and take all actions necessary or desirable to effectuate the provisions of this Section 9.07 (provided that the power-of-attorney and proxy granted by Investor shall not be effective unless the Board has first requested Investor approve or execute any such applicable consents, agreements, or instruments and Investor has failed to respond and deliver such requested approval or consent in a timely fashion). The power-of-attorney and proxy shall automatically terminate upon the termination of this Section 9.07. Each Member hereby grants to the Board, pursuant to the proxy and power of attorney, full power and authority to do and perform any act and thing, necessary or proper to be done in the exercise of any of the rights and powers granted in this Section 9.07, as fully as the undersigned could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all actions the Board may lawfully do by virtue of the proxy and power of attorney and the rights and powers granted in this Section 9.07.

9.08 REGISTRATION RIGHTS.

(a) Form S-1 Demand. If at any time after the earlier of (i) five (5) years after the Effective Date or (ii) one hundred eighty (180) days after the effective date of the registration statement for the QPO, the Company receives a request from holders of fifty-one percent (51%) of Series A Preferred Units then outstanding that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of expenses, would exceed $15 million), then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "Demand Notice") to all Members other than the initiating Members; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Members, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 9.08(c).

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from holders of at least fifty-one percent (51%) of Series A Preferred Units then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such holders having an anticipated aggregate offering price, net of expenses, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request

is given, give a Demand Notice to all Members other than the Initiating Members; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Members, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Members, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 9.08(c).

(c) Limitations. Notwithstanding the foregoing obligations, if the Company furnishes to holders of Series A Preferred Units requesting a registration pursuant to this Section 9.08 a certificate signed by the Chief Executive Officer stating that in the good faith judgment of the Board that it would be materially detrimental to the Company for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing for a period of not more than one hundred twenty (120) days after the request of the such holders is given; provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period.

(d) Further Limitations. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 9.08(a)(i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, an Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 9.08(a); or (iii) if the holders requesting such registration propose to dispose of securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 9.08(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 9.08(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, an Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 9.08(b) within the twelve (12) month period immediately preceding the date of such request.

(e) Piggy-Back. If in connection with a QPO with respect to Company, any Member enter into a registration rights agreement with Company with respect to its securities, then such registration rights agreement shall provide for (i) piggyback registration rights to the Series A Member in connection with any primary registration of the securities of Company under the Securities Act (other than in connection with a merger, acquisition, corporate reorganization, exchange offers, dividend reinvestment plan, stock option plan or other employee benefit plan) in which such Member is entitled to register its securities; (ii) such piggyback registration rights granted to the Series A Member to rank pari passu and to be allocated on a pro rata basis with any registration rights granted to the Initiating Member (subject to customary cutback provisions); (iii) several and reciprocal Company indemnification and contribution provisions (with Series A Member' liability limited to its own representations or statements made in connection with any registrations and (iv) lock-up provisions (if any) no less favorable than those which apply to the Initiating Member.

(f) All expenses and fees in connection with the rights contained in this Section 9.08 shall be borne by the Company; *provided, however,* that the Company shall be required to pay only the

reasonable fees of a single legal counsel for the holders of the Series A Preferred Units in connection with any registration statement.

(g) To the extent permitted by law, each holder of Series A Preferred Units selling securities pursuant to a registration statement filed hereunder, severally and not jointly, shall indemnify and hold harmless the Company, and each of its Managers, each of its Officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Person selling securities in such registration statement, and any controlling Person of any such underwriter or other holder, against any Indemnifiable Losses, in each case only to the extent that such Indemnifiable Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Indemnifiable Losses may result, as such expenses are incurred; provided, however, that in no event shall the aggregate amounts payable by any selling holder by way of indemnity or contribution under Sections 9.08(g) and (h) exceed the proceeds from the offering received by such holder , except in the case of fraud or willful misconduct by such holder.

(h) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to Section 9.08(g) but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that Section 9.08(g) provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided hereunder, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

9.09 SERIES A SPECIAL EXIT RIGHT.

(a) The Series A Member may sell any or all of its Series A Preferred Units at any time after the fifth (5th) year anniversary of the Effective Date subject to the provisions of this Article 9; provided, that, in connection with such Transfer or Transfers, consent of the Board under Section 9.01 shall not be required; and provided further, that commencing on the fifth (5th) anniversary of the Effective Date (the "Marketing Commencement Date"), the Series A Member may commence a formal marketing process with respect to such Series A Preferred Units (the Series A Marketing Process") subject to such Series A Member' compliance with all applicable Laws and provided that such Series A Marketing Process does not include any marketing to direct competitors of the Company. If a bona fide third-party purchaser who is not a competitor of the Company offers to purchase any or all of the Series A Member' Series A Preferred

Units on or after the Marketing Commencement Date in connection with such Series A Marketing Process or otherwise (the "Subject Units"), the Series A Member shall be entitled to consummate a sale of any or all of its Series A Preferred Units with such bona fide third-party purchaser without complying with the other provisions of this Article 9; provided that the Company shall have a right, but not the obligation, to elect to purchase all, but not less than all, of the Subject Units upon the price and terms of payment designated by such purchaser. If the Company fails to elect purchase such Subject Units within 30 days' notice of such contemplated sale given by the Series A Member, it shall constitute an election on the part of the Company not to purchase the Subject Units.

(b) In the event that the Series A Member do not solicit or obtain a purchaser for the Subject Units in connection with the Series A Marketing Process or are otherwise unable to sell the Subject Units on or prior to the twelve (12) month anniversary of the Marketing Commencement Date, the Company shall undertake commercially reasonable efforts to assist the Series A Member in the sale or redemption of the Subject Units, including cooperating with an investment bank or advisor retained by the Series A Member to conduct a sales process for the Subject Units.

9.10 TERMINATION. The rights and obligations under this Article 9 shall terminate upon the closing of a QPO or upon a Liquidity Event.

ARTICLE 10
DISSOLUTION, LIQUIDATION AND TERMINATION

10.01 DISSOLUTION. The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following:

(a) the approval of the Board (including the Series A Manager) and written consent of a Majority Interest;

(b) the entry of a decree of judicial dissolution under the Act; or

(c) the consolidation or merger of the Company in which it is not the resulting or surviving entity.

10.02 NOTICE OF DISSOLUTION. The Executive Officer(s) shall promptly notify the Members of the dissolution of the Company.

10.03 LIQUIDATION. Upon dissolution of the Company, the Board shall act as its liquidating trustee or the Board may appoint one or more persons (who may or may not be Members) as liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the Company, to wind up its affairs and to make final distributions as provided in Section 8.02 and in the Act. The costs of dissolution and liquidation shall be an expense of the Company. Until final distribution, the liquidating trustee may continue to operate the business and properties of the Company with all of the power and authority of the Officers. As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting to be made by a firm of independent public accountants of the Company's assets, liabilities, operations and liquidating distributions to be given to the Members.

10.04 ARTICLES OF DISSOLUTION. Upon completion of the distribution of Company assets as provided herein, the Company shall be terminated, and an Executive Officer (or such other person or persons as the Act may require or permit) shall file Articles of Dissolution with the Secretary of State of Arkansas under the Act, cancel any other filings made pursuant to Sections 1.01, 1.04 and 1.06, and take

such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 11
GENERAL PROVISIONS

11.01 OFFSET. Whenever the Company is obligated to make a distribution or payment to any Member, any amounts due and owing from that Member to the Company may be deducted from the distribution before payment by the Company.

11.02 NOTICES. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been given (i) upon delivery to the recipient in person or by courier or by overnight mail delivered by a nationally recognized express delivery service, (ii) upon receipt of a facsimile transmission by the recipient, or (iii) upon receipt of electronic mail by the recipient. Such notices, requests and consents shall be given to Members at their numbers or addresses on Schedule A, or such other numbers or address as a Member may specify by notice to the Executive Officer(s) or to all of the other Members, and to the Company or the Executive Officer(s) at the address of the principal office of Company specified in Section 1.04. A copy of each communication (which shall not constitute notice to a Member or the Company) shall be given in accordance with this Section 11.02 to the Company:

Simkins Brothers' Sweets, LLC
6279 W. Wedington Dr.
Fayetteville, Arkansas 72704
Attention: Austin Simkins

Whenever any notice is required to be given by Law, the Articles, or this Agreement, a written waiver signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice.

11.03 ENTIRE AGREEMENT. This Agreement, except for the Purchase Agreement, constitutes the entire agreement of the Members and the Managers relating to the Company and supersedes all prior contracts or agreements with the Company, whether oral or written. All schedules, exhibits, and recitals attached hereto are hereby incorporated by reference into this Agreement.

11.04 AMENDMENT OR MODIFICATION.

(a) Subject to the provisions of Section 2.04 of this Agreement and except as set forth in Section 11.04(b), this Agreement may be amended or modified from time to time only by a written instrument signed by a Majority Interest; *provided*, *however*, that any amendment, modification or waiver of (i) any provisions, rights, preferences, privileges or obligations disproportionately and adversely affecting the Series A Member or (ii) Sections 3.04, 3.06 6.02, 8.01, 8.02, 9.04, 9.05 and 9.07 shall also require the prior written consent of the Series A Member.

(b) Amendments may be made to this Agreement from time to time by the Board without the consent of any of the Members: (i) to delete from or add to any provision hereof required to be so deleted or added by a state "Blue Sky" commission, which addition or deletion is deemed by such commission to be for the benefit or protection of the Members; or (ii) to update Schedule A to reflect changes in the information contained in Schedule A in accordance with this Agreement.

11.05 BINDING EFFECT. Subject to the restrictions on Transfers set forth in this Agreement,

this Agreement is binding on and inures to the benefit of the Parties and their respective heirs, legal representatives, successors and permitted assigns.

11.06 GOVERNING LAW; SEVERABILITY. This Agreement is governed by and shall be construed in accordance with the law of the State of Arkansas, exclusive of its conflict-of-laws principles. In the event of a conflict between the provisions of this Agreement and any provision of the Articles or the Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

11.07 FURTHER ASSURANCES. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions, as requested by the Executive Officer(s) or Managers.

11.08 WAIVER OF CERTAIN RIGHTS. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company. The failure of any Member to insist upon strict performance of a covenant or obligation, irrespective of the length of time for which the failure continues, shall not be a waiver of the Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

11.09 INTERPRETATION. Terms not defined in this Agreement shall be defined as provided in the Act; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

11.10 COUNTERPARTS. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of an original executed counterpart of this Agreement.

11.11 THIRD PARTY BENEFICIARIES. The provisions of this Agreement are not intended to be for the benefit of any creditor or other person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members, Managers, or Officers, except for (i) Members, Managers, or Officers in their capacities as such, and (ii) the Third-Party Indemnitors, Indemnified Parties and Investor Indemnified Parties in accordance with Article 5 hereof. Notwithstanding any contrary provision of this Agreement, no creditor (in its capacity as a lender or creditor to any Company Entity) or Person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member, Manager, or Officer.

11.12 REMEDIES; SPECIFIC PERFORMANCE. The Parties acknowledge that money damages would not be an adequate remedy at Law if the Company fails to perform its obligations hereunder and accordingly agree that each Member and each third party beneficiary under Section 11.11, in addition to any other remedy to which it may be entitled at Law or in equity shall be entitled to seek to compel specific performance of the obligations of the Company under this Agreement, without the posting of any bond, in

accordance with the terms and conditions of this Agreement, in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is any adequate remedy at Law. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

11.13 INCORPORATION OF RECITALS. The recitals and introductory language set forth at the beginning of this Agreement are hereby incorporated into and made a part of this Agreement.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

MANAGERS:

By: [signature]
Austin Simkins, Common Manager

By: [signature]
Quinn Simkins, Common Manager

By:______________________________
Aaron Pierce, Series A Manager

SERIES A PREFERRED MEMBER:

TPI NATURAL WAY FOOD GROUP, LP
a Texas limited partnership

By: TPI NATURAL WAY GP, LLC
(for itself and on behalf of the partnership)

By:______________________________
Aaron Pierce, Manager

COMMON MEMBERS:

[signature]
Austin Simkins

[signature]
Quinn Simkins

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

MANAGERS:

By:______________________________________
Austin Simkins, Common Manager

By:______________________________________
Quinn Simkins, Common Manager

DocuSigned by:
By:______________________________________
D68E1CBA2EB9472...
Aaron Pierce, Series A Manager

SERIES A PREFERRED MEMBER:

TPI NATURAL WAY FOOD GROUP, LP
a Texas limited partnership

By: TPI NATURAL WAY GP, LLC
(for itself and on behalf of the partnership)

DocuSigned by:
By:______________________________________
D68E1CBA2EB9472...
Aaron Pierce, Manager

COMMON MEMBERS:

____
Austin Simkins

____
Quinn Simkins

SCHEDULE A MEMBERS AND UNITS

Name and Address of Member	Series A Preferred Unit Capital Contribution	Common Unit Capital Contribution	Series A Preferred Units	Common Units	Fully Diluted Ownership Interest
TPI Natural Way Food Group, LP Attn : Aaron Pierce 3899 Maple Avenue, Suite 100, Dallas, TX 75219					
Series A Investors	$1,000,000.00		11,363.64		33.33%
Austin Simkins 2326 Blue Mesa Drive Fayetteville, AR 72703		$58,234.00 and future services		10,000	29.33%
Quinn Simkins 2326 Blue Mesa Drive Fayetteville, AR 72703		$72,854.00 and future services		10,000	29.33%
Outstanding Warrants				2,727.27	8.01%
TOTAL:	$1,000,000.00	$131,088.00 and Services	11,363.64	22,727.27	